FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2017

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other news

Item 1

OTHER NEWS

Subject: Disclosure under Indian Listing Regulations

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian stock exchanges under the Indian listing regulations:

Pursuant to the approval granted by the shareholders vide postal ballot dated June 12, 2017 and further to our letter dated June 13, 2017, we would like to inform you that the Stakeholders Relationship Committee duly authorised and empowered by the Board of Directors of the Bank at its meeting held today has approved the below allotment:

582,984,544 equity shares of Rs.2/- each as fully paid-up bonus equity shares, in the ratio of 1:10 i.e. 1 (one) equity share of Rs.2/- each for every 10 (ten) fully paid-up equity shares of Rs.2/- each held (including shares underlying ADS) allotted to shareholders holding shares in electronic form as per the beneficiary position downloaded from the Depositories i.e. National Securities Depository Limited and Central Depository Services Limited on June 21, 2017 and to shareholders holding shares in physical form on June 24, 2017 after giving effect to all valid transfers received upto June 21, 2017 (“Record Date”).

Consequently, the total equity shares of the Bank stands increased to 6,412,829,984 equity shares of Rs.2/- each aggregating to Rs.12,825,659,968/-.

This is for your information and records.

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	June 24, 2017	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager